

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

<u>Via E-mail</u>
David Fox, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re: NuPathe, Inc.**
> **Schedule TO-T filed by Train Merger Sub, Inc. and**
> **Teva Pharmaceutical Industries Ltd.**
> **Filed January 23, 2014**
> **File No. 005-85616**

Dear Mr. Fox:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1.   We note the reservation of the right to transfer or assign the right to purchase shares tendered in this offer, as disclosed on page 3 in Exhibit (a)(1)(B). Please confirm your understanding that any entity to which the bidders assign the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidders to disseminate additional offer materials and to extend the term of the offer.

2.   In future filings, including any amendments, please use the current cover page of Schedule TO.

Item 12. Exhibits, page 4

3.   Please ensure your exhibit list is correct in all material respects. For example, you indicate that Exhibit (a)(1)(F) was filed with this Schedule TO, yet no such exhibit was included. Also, you indicate that Exhibit (d)(2) is incorporated by reference to Exhibit (e)(4) to NuPathe's Schedule 14D-9; however, that agreement appears to have been actually filed as Exhibit (e)(3).

Offer to Purchase

How will my outstanding options, equity awards . . .?, page 9

4.   Please revise to clarify the reasons for treating the warrants in the manner you disclose. For example, explain why the warrants will be assumed in the merger and remain outstanding until exercised, while options will be cancelled in exchange for cash. Does this structure enable warrant holders to benefit in any material way?

Will I have the right to have my shares appraised?, page 11

5.   Your disclosure may not be qualified by reference to statutes, as you do in the last sentence of this section. You must provide the disclosure to security holders in the offer document. Please revise accordingly.

Certain Material United States Federal Income Tax Consequences . . ., page 22

6.   Please disclose all material income tax consequences, not just "certain" ones, as the heading suggests.

Background of the Offer, page 32

7.   Please disclose the reasons Teva's board concluded that it would not support an acquisition of NuPathe, as it communicated on May 1, 2013. Please also revise to disclose what factors led the board to then determine it wanted to acquire NuPathe. It is unclear from your disclosure what happened from May 1, 2013 to January 6, 2014 that caused Teva's board to change its position.

Certain Projected Financial Information of NuPathe, page 32.3

8.   It appears that the forecast included in your document is non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

9.   We note from the last paragraph of this section that you have included only a "summary of the projections" provided to Teva. Please revise to include the full projections.

Treatment of Warrants, page 36

10.   The first sentence appears to repeat itself. Please revise.

Representations and Warranties of Teva and Purchaser, page 37

11.   Investors are entitled to rely on your disclosure regarding the merger agreement. Please revise the third paragraph to eliminate any implication to the contrary.

Contingent Cash Consideration Agreement, page 45

12.   To the extent available, please update your disclosure relating to entering into the agreement.

13.   Refer to the disclaimer at the end of the second paragraph. Please confirm that you have included all material information regarding the agreement in the offer document provided to security holders. Alternatively, revise your disclosure to include all such material information.

Conditions of the Offer, page 48

14.   Refer to condition (i). Please revise the last clause to make a definitive statement as to whether the dilutive effect of any company warrants will or will not be accounted for in determining whether the minimum tender condition is satisfied. As presently disclosed, the condition is not objectively verifiable.

15.   Please define the term "Company Material Adverse Effect." We note that the definition appearing on page 36.1 is limited to the merger agreement.

16.   We note the last two sentences of this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition, not the "materiality of the failure to exercise any of the foregoing," and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. You may not, as this language implies, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions

cc (by E-mail):   Jeffrey Symons, Esq.
                    David Feirstein, Esq.